Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

Minera Andes Announces Third Quarter 2011 Financial Results
 (all figures in US dollars)

TORONTO, ON – November 10, 2011 - Minera Andes Inc. (the “Company” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce net income of $6.8 million ($0.02 per share basic and diluted) for the quarter ended September 30, 2011, an increase of $12.4 million compared to a net loss of $5.6 million ($0.02 loss per share basic and diluted), for the same period in 2010.

The increase is primarily attributable to the strong performance of silver and gold prices and its impact on the San José Mine where our 49% ownership interest is reflected in our income from investment in Minera Santa Cruz S.A. (“MSC”).  Income from this investment increased from $5.0 million in Q3 2010 to $11.2 million in Q3 2011.  The average weighted gross sale price for silver increased from $21.31 per oz in Q3 2010 to $35.82 per oz in Q3 2011, a 68% increase; the average weighted gross sale price for gold increased from $1,270 per oz to $1,726 per oz over the same period, a 36% increase.  Comparing Q3 2010 to Q3 2011, silver ounces sold at MSC increased from 1,220,000 oz to 1,410,000 oz reflecting an increase of 16% while gold oz sold decreased slightly from 20,000 oz to 18,000 oz, a decrease of 10%.

Other factors contributing to the increase in net income in 2011 compared to 2010 include a $9.2 million unrealized loss on the fair value of our warrant liability recorded during Q3 2010 which did not recur in 2011 as the Company no longer has any warrants outstanding; this was partially offset by a $2.0 million increase in professional fees relating to the proposed combination with US Gold Corporation.  At September 30, 2011, the Company had $45.0 million in cash and cash equivalents and short-term investments and is debt free.

Update to Minera Andes Press Release on October 27, 2011

Decree No. 1722 was issued by the Executive Branch of Argentinean government on October 25, 2011, and published in the Official Gazette on October 26, 2011, which re-establishes the obligation for mining companies, including MSC, to repatriate to Argentina all foreign currency revenues obtained from mining exports.  Considering that Argentine exporters in general are subject to the obligation of repatriating their export revenues into the country, and alleging fairness and equity reasons, the Executive Branch has re-established the obligation to settle in the Single and Free Foreign Exchange Market, all revenues arising from exports performed by companies engaged in the development of mining projects. The special exceptions for mining industries previously granted in 2003 and 2004 have been eliminated.

The Company has been advised by MSC that their preliminary estimates indicate an additional $2 million in their annual pre-tax operating expenses (on a 100% basis) as a result of the increased foreign exchange and bank transaction costs caused by the issuance of this decree.

Our financial statements and management’s discussion and analysis are available under the Company’s profile at www.sedar.com and www.sec.gov.

This news release has been submitted by Perry Ing, Chief Financial Officer of Minera Andes Inc.

Minera Andes Inc.
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About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The Company had $45 million USD in cash as at September 30, 2011 with no debt. Rob McEwen, Chairman and CEO, owns 30% of the shares of the company. On September 22, 2011, Minera Andes and US Gold Corporation ("US Gold") announced that the two companies have entered into an arrangement agreement, pursuant to which the companies will combine to form McEwen Mining. This transaction is expected to become effective in early 2012 subject to customary approvals, including stock exchange, court approval and approval by shareholders of Minera Andes and US Gold.

About Minera Santa Cruz
Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Company.  The joint venture owns and operates the San José property.

For further information, please contact Perry Ing or visit our Web site: www.minandes.com.

Perry Ing
Chief Financial Officer

Suite 4750, Bay Wellington Tower,
181 Bay St, Toronto, Ontario, Canada.
M5J 2T3
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Reliability of Information:
Minera Santa Cruz, the owner and operator of the San José mine, is responsible for and has supplied to the Company all reported results and operational updates from the San José mine. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information.  The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the completion of a business combination between Minera Andes and US Gold (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may

Minera Andes Inc.
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be required by law.   See the Company's Annual Information Form, filed on SEDAR (www.sedar.com), and the Company’s Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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